12014624

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
Section
FEB 29 2012
Washington, DC
110

| SEC FILE NUMBER |
| --- |
| 8-67217 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Madison Capital Markets, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 14th. Floor
(No. And Street)

| New York, | NY | 10103 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Menn — (212) 750-1045
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name)*

| One University Plaza, Suite 311 | Hackensack | NJ | 07601 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Daniel J. Hillis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Capital Markets, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JENNIFER OUTRIDGE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN MANHATTAN COUNTY
NO. 01OU6185233
MY COMMISSION EXPIRES 04-14-2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MADISON CAPITAL MARKETS, INC.

## STATEMENT OF FINANCIAL CONDITION

## YEAR ENDED DECEMBER 31, 2011

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

## CONTENTS


| | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 2 |
| Statement of Financial Condition | 3 |
| Notes to Financial Statements | 4-7 |

SCHENKER & ROSENBLATT L.L.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of:
Madison Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Madison Capital Markets, Inc. as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Madison Capital Markets, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
February 23, 2012

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Madison Capital Markets, Inc.
Statement of Financial Condition
December 31, 2011

## Assets

| | | |
|---|---|---|
| Current assets: | | |
| Cash (of which $28,594 is restricted for security deposit) | $ | 959,157 |
| Due from clearing organization | | 382,787 |
| Prepaid expenses and other assets | | 18,472 |
| Total current assets | | 1,360,416 |
| Property and equipment: | | |
| Furniture and fixtures | | 15,901 |
| Leasehold improvements | | 16,704 |
| Accumulated depreciation | | (8,058) |
| Total property and equipment - net | | 24,547 |
| Total assets | $ | 1,384,963 |

## Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 578,089 |
| Accrued corporate income taxes | | 2,383 |
| Deferred income taxes | | 5,900 |
| Total current liabilities | | 586,372 |
| Stockholders' equity: | | |
| Common stock, par value $.01 per share; 1,000 shares authorized, issued and outstanding | | 10 |
| Additional paid-in capital | | 1,540,103 |
| Retained deficit | | (741,522) |
| Total stockholders' equity | | 798,591 |
| Total liabilities and stockholders' equity | $ | 1,384,963 |

See accompanying notes to the financial statements

## NOTE 1 – DESCRIPTION OF THE COMPANY

On November 26, 2007, Expedition Global Markets, LLC (which is the 100% owner of Madison Capital Markets, Inc., the Company) purchased the stock of Equisearch Securities Inc., a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA). On April 1, 2008 Expedition Global Markets, LLC changed its name to Madison Merchant Group, LLC . The Company specializes in executing securities trades for independent institutional investors. In doing so, the Company has the ability to execute trades in most secondary debt and equity markets. The Company, formerly named Equisearch Securities Inc. and now named Madison Capital Markets, Inc. was formed in the state of Georgia on November 12, 2004. The Company became an introducing broker registered with the Securities and Exchange Commission (SEC) on June 22, 2006.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash and Cash Equivalents:*
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

*Property and Equipment:*

Property and equipment are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful lives of the assets.

*Revenue and Expense Recognition:*
Commission revenues and expenses are generally recorded on a trade-date basis. All other revenues are recognized as earned and realization is reasonably assured. All other expenses are recognized as incurred.

*Income Taxes:*
Income taxes (if any) are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. For year ended December 31, 2011, see note 9.

*Estimates:*
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## NOTE 3 – RECEIVABLE FROM CLEARING ORGANIZATION

The clearing and depository operations for customers' securities transactions are provided by one clearing broker pursuant to a fully disclosed clearing agreement with BNP Paribas.
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2011, there was no activity and, as such, no securities were owned by customers.

At December 31, 2011, the receivable from the clearing organization consists of the following:

| | |
|---|---|
| Deposits at clearing organization | $ 158,344 |
| Receivable from clearing organization | 224,443 |
| | $ 382,787 |

## NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $100,000, whichever is greater. At December 31, 2011, the Company had net capital of $722,847 which was $622,847 in excess of its required net capital of $100,000.

## NOTE 5 – FINANCIAL INSTRUMENTS AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and due from clearing organization. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. Concentrations of credit risk with respect to due from clearing organization is limited due to the quality of the clearing organization.
The carrying amounts of financial instruments including cash, due from clearing organization, accounts payable and accrued expenses approximate fair value as of December 31, 2011, because of the relatively short maturity of these instruments.
In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.
The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.
The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 6 – COMMITMENTS

The Company is obligated under operating leases for its office space in New York and Florida. The future minimum rental payments are as follows:

| December 31, | Amount |
|---|---|
| 2012 | $ 187,463 |
| 2013 | 171,563 |
| 2014 | 28,594 |
| | $ 387,620 |

Rent expense for year ending December 31, 2011 was $185,421.

NOTE 7 – LETTER OF CREDIT

As stated in Note 6, the Company rents office space in New York. The landlord required the establishment of a standby letter of credit in the amount of $28,594 to use as a guarantee for the security deposit on the lease. The funds are being held in one of the Company's cash accounts (restricted for security deposit) at its bank.

NOTE 8 – OPERATING REVENUE CONCENTRATION

Based on management's assessment of its business, a limited number of customers account for a significant portion of the Company's revenues in multiple product lines of the business. These product lines include securities trading, investment banking and advisory services. Accordingly, these customers may direct their trading activities to other market-makers or traders at any time. The loss of or a significant reduction in demand for the Company's services from any of these customers could have a material adverse effect on the Company.

NOTE 9 – INCOME TAXES

Income tax expense consists of the following:

| | |
|---|---|
| Current- federal | $ 3,900 |
| Current- state | 2,434 |
| Current- city | 2,908 |
| | 9,242 |
| Deferred-federal | 1,600 |
| Deferred-state | - |
| Deferred-city | 1,000 |
| | 2,600 |
| Provision for income taxes | $ 11,842 |

NOTE 9 – INCOME TAXES (CONTINUED)

Deferred income tax payable as of December 31, 2011 consists of the following components:

| | |
|---|---|
| Deferred-federal | $ 3,700 |
| Deferred-state | - |
| Deferred-city | 2,200 |
| Deferred income taxes payable | $ 5,900 |

In accordance with the Financial Accounting Standards Board (FASB) ASC 740-10 "Accounting for Uncertainty in Income Taxes", the Company has analyzed its tax positions taken on federal and state tax returns for all open tax years (tax years ended December 31, 2009 through 2011) for the purposes of implementing ASC 740-10 and have concluded that no provision for income taxes related to uncertain tax positions is required in their financial statements.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 23, 2011, the date the financial statements were issued. Based on this evaluation, no adjustments were required to the financial statements as of December 31, 2011.